UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

THE APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of

CMG CAPITAL MANAGEMENT GROUP, INC.

and

NORTHERN LIGHTS FUND TRUST

Please direct all written or oral communications concerning this Application to:

Emile Molineaux, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

with copies to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Cincinnati, Ohio  45202

April 9th, 2009

This Application (including exhibits) consists of 35 pages.
The exhibit index appears on page 26.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CMG CAPITAL MANAGEMENT GROUP, INC.

150 North Radnor-Chester Road

Suite A150

Radnor, Pennsylvania  19087

and

NORTHERN LIGHTS FUND TRUST

450 Wireless Boulevard

Hauppauge, New York  11788

Investment Company Act of 1940 File No. 812-_________

: : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

I.

INTRODUCTION

Northern Lights Fund Trust (the “Trust”), on behalf of CMG Absolute Return Strategies Fund (the “Fund”), and CMG Capital Management Group, Inc. (the “Adviser”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”)1 to manage all or a portion of the assets of the Fund2 pursuant to an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Fund pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach (the “Manager of Manager Structure”), the Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Trust may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

1 If the Adviser wishes to use subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, the Fund or of the Adviser (other than by reason of serving as a subadviser to the Fund) (“Affiliated Subadvisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, the requested relief will not extend to Affiliated Subadvisers and shareholder approval of a Subadvisory Agreement with an Affiliated Subadviser will be obtained.

2 Applicants also request relief with respect to future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in this Application; and (c) complies with the terms and conditions of this Application (included in the term “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. The term “Adviser” includes: (a) the Adviser, and (b) any entity controlling, controlled by or under common control with, the Adviser.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of forty six separate registered funds, and several additional funds that are in registration.  Each of the Trust’s series has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.

B.

The Adviser

The Adviser is a corporation organized under the laws of the State of Pennsylvania.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser of the Fund.  The Adviser’s primary business activity is providing investment management services to the Fund pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”) as well as providing investment management services to individuals, corporations, pension and profit sharing plans, trusts, a private investment fund and other organizations.

Under the terms of the Advisory Agreement, and subject to the authority of the Board of Trustees, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investments objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, at the Adviser’s own cost and expense, for the purpose of managing the investment of the assets of the Fund.

For the investment management services that it provides to the Fund, the Adviser receives the fee specified in the Advisory Agreement from the Fund based on the Fund’s average daily net assets.  In the interest of limiting the expenses of the Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Fund.  In this regard, the Adviser has entered into an expense limitation agreement with the Trust on behalf of the Fund (the “Expense Limitation Agreement”).  Pursuant to the Expense Limitation Agreement, the Adviser agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the Fund.  This limit excludes certain Fund expenses, such as expenses relating to front-end or contingent deferred sales loads, distribution and shareholder servicing (12b-1) fees, taxes, interest, brokerage commissions, dividends expense on securities sold, acquired or underlying fund fees and expenses and extraordinary expenses such as litigation or reorganization costs.

The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.

The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into (or will enter into) Subadvisory Agreements with various Subadvisers to provide investment advisory services to the Fund.3  Each Subadviser will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund, and each Subadviser will be registered as an investment adviser under the Advisers Act.

The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

Subject to the approval of this Application, and subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the Act, the primary responsibility for management of the Fund -- including, in particular the selection and supervision of the Subadvisers -- will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Fund’s various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board of Trustees which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, will employ multiple Subadvisers for the Fund. The Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest that portion of the Fund’s assets assigned to it.  The Adviser intends to achieve the Fund’s investment objective by selecting separate Subadvisers to implement distinct sub-strategies or “programs” for the Fund, based upon the Adviser’s evaluation of each Subadvisers’s expertise and performance in managing its respective portion of the Fund’s assets.  The Adviser will monitor each Subadvisers for adherence to its specific strategy, and monitor the overall portfolio for compliance with the Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of the Fund itself pursuant to its own investment strategy.

3 The Adviser will initially engage six subadvisers.  It is expected that the number of Subadvisers employed by the Fund could change over time.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Fund.  If the Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about the Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for the Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Subadvisory Agreement with each Subadviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a).  The Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.4  The Fund’s prospectus contains the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Fund, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Fund.  Neither the Trust nor the Fund will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Fund.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.5

4 The Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the Order is granted before the Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the Order.  If the Order is granted after the Fund commences a public offering, shareholder approval will be solicited and the Fund will hold a shareholder meeting.

5 The Adviser acknowledges that the use of Affiliated Subadvisers would be subject to shareholder approval.

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment.

The Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains information concerning the management and operation of the Fund, including a description of the Subadvisers and the services they provide.  In addition, the Fund will hold itself out to investors as employing such Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

The Fund will disclose that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Fund will be informed of: (a) the means by which the Fund obtains advisory services, including a description of the Adviser, the Subadvisers, and their agreements with respect to the Trust; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Fund will be required to obtain shareholder approval prior to its first use of a Subadviser.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, the Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Fund, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Fund will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Fund, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to the Fund’s entire portfolio.  Instead, the Adviser establishes an investment program for the Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Fund and allocates all or a portion of the Fund’s assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Fund’s shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Fund will invest.

The Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.6

From the perspective of the investor, the role of the Subadvisers with respect to the Fund is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for Fund assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about the Fund’s management or about the Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Fund that are best suited to achieve the Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Fund.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why the Fund’s investors should be required to approve the Subadvisers’ relationships with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

6 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Fund or the Trust on behalf of the Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, the Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Fund are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Fund to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, the Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of the Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Fund, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  In addition, the Manager of Managers Structure will not be implemented with respect to the Fund unless the initial Subadvisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Fund, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to the Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to the Fund.  Although only the Adviser’s fee is payable directly by the Fund, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Fund will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of the Fund will include all information required by Form N-lA concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is appointed, the Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days of the date that the new Subadviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the 1934 Act.  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Fund’s Advisory Agreement has received shareholder approval.  In the event the order requested in this Application is granted prior to when the Fund commences its public offering, the Fund’s initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  However, in the event the order requested in this Application is granted after the Fund commences its public offering, the Fund will obtain the approval of the Fund’s outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.  The Fund’s prospectus will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  The Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of the Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds,  Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28475 (October 28, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc.,  Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order); Trust for Professional Managers, Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

C.

SEC Proposed Rule

Applicants note that the Commission has proposed Rule 15a-5 under the 1940 Act, which would, under certain conditions, permit an adviser to serve as a subadviser to an investment company without approval by the shareholders of the investment company.7 Applicants agree that the requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted by the Commission.

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.        Before the Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by the initial shareholder(s) in the event the order requested in this Application is granted prior to when the Fund has commenced its public offering; however, in the event the order requested in this Application is granted after the Fund commences its public offering, the Fund will obtain the approval of the Fund’s outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.

7 See Investment Company Act Release No. 26230 (Oct. 23, 2003).

2.        The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application.  The Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.         Within 90 days of the hiring of a new Subadviser, the Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement.  This information will include any change in disclosure caused by the addition of the new Subadviser.  To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.        The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

5.        At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.        Whenever a Subadviser change is proposed for the Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.        Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8.        The Adviser will continue to provide general management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Fund’s various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board of Trustees which Subadvisers should be retained or released. The Adviser also may manage one or more sub-strategies directly. The Adviser and each Subadviser will provide investment advisory facilities and executive and supervisory personnel for managing the investments and effectuating portfolio transactions for their respective sub-strategies.

9.        The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

10.       No trustee or officer of the Trust or the Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

11.        The requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

CMG Capital Management Group, Inc.

150 North Radnor-Chester Road

Suite A120

Radnor, Pennsylvania  19087

Northern Lights Fund Trust

450 Wireless Boulevard

Hauppauge, New York  11788-0132

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Suite 1400

Cincinnati, Ohio  45202

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.  The proposed draft notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) under the 1940 Act is attached to this Application as Exhibit C.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

NORTHERN LIGHTS FUND TRUST

April 9th, 2009

By:  /s/ Andrew Rogers

Name:  Andrew Rogers

Title:  President

CMG CAPITAL MANAGEMENT GROUP, INC.

April 9th, 2009

By:  /s/ Stephen Blumenthal

Name:  Stephen Blumenthal

Title:  President

EXHIBIT INDEX

Exhibit A-1.

Authorizations/Certificate of Northern Lights Fund Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.

Authorizations/Certificate of CMG Capital Management Group, Inc. Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.

Verification of Northern Lights Fund Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verification of CMG Capital Management Group, Inc. Required Pursuant to Rule 0-2(d)

Exhibit C.

Proposed Form of Notice of the Application Required Pursuant to Rule 0-2(g)

EXHIBIT A-1

CERTIFICATE
OF
NORTHERN LIGHTS FUND TRUST

I, Emile Molineaux, do hereby certify:

(1)

that I am the Secretary of Northern Lights Fund Trust (the “Trust”);

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on March 26, 2009; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the “SEC”), (the “Application”) in the form which accompanies this Consent, with such non-material changes as the proper officers of the Trust appointed pursuant to this Consent, in consultation with counsel approve, is hereby approved and adopted as the Fund’s Application for an exemptive order for authority for the investment adviser of the Fund to serve and operate as a manager of investment managers of the Fund; and it is

RESOLVED FURTHER, that the proper officers of the Fund are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and it is

RESOLVED FURTHER, that the appropriate officers of the Fund be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Andrew Rogers, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of April, 2009.

                                                                                    /s/ Emile Molineaux

Emile Molineaux

Secretary

A-1

EXHIBIT A-2

CERTIFICATE
OF
CMG CAPITAL MANAGEMENT GROUP, INC.

I, Stephen Blumenthal, do hereby certify:

(1)

that I am the President of CMG Capital Management Group, Inc. (the “Company”);

(2)

that the following is a true and complete copy of resolutions duly adopted by the Board of Directors of the Company by a written consent on April 9th, 2009; and

(3)

that said resolutions remain in full force and effect on the date hereof, and that I am fully authorized to so certify:

RESOLVED, that each officer and authorized person of the Company is hereby authorized to prepare, execute and file, on behalf of the Company, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments or supplements thereto, which order shall exempt the Company and CMG Absolute Return Strategies Fund (the “Fund”), a series of Northern Lights Fund Trust (the “Trust”), and other investment companies managed by Company from Section 15(a) of the 1940 Act and Rule I8f-2 thereunder so as to permit the Company to enter into and materially amend subadvisory agreements without approval of the Fund’s shareholders, with such changes thereto as the officer executing the Application, with the advice of Trust counsel, determines to be necessary, desirable or appropriate; and

FURTHER RESOLVED, that each officer of the Company and authorized person of the Company is authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such officer’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of April, 2009.

                                                                                                                /s/ Stephen Blumenthal

Stephen Blumenthal

President

A-2

EXHIBIT B-1

VERIFICATION
OF
NORTHERN LIGHTS FUND TRUST

State of New York

)

)

SS

County of Suffolk

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of Northern Lights Fund Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Rogers

Name:  Andrew Rogers

Title:  President

Subscribed and sworn to before me,

a Notary Public this 9th day of April, 2009.

/s/ Stephanie Hardie

Notary Public

My Commission expires: October 29, 2011

B-

EXHIBIT B-2

VERIFICATION
OF
CMG CAPITAL MANAGEMENT GROUP, INC.

State of Pennsylvania

)

)

SS

County of Delaware

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of CMG Capital Management Group, Inc. (“CMG”); that he is the President of CMG; and that all actions by directors or other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name:  Stephen Blumenthal

Title:  President

Subscribed and sworn to before me,

a Notary Public this 9th day of April, 2009.

/s/ Richard Shorin
Notary Public

My Commission expires: August 31, 2010

B-2

EXHIBIT C

DRAFT OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC _________________; File No. 812-_____

Northern Lights Fund Trust and CMG Capital Management Group, Inc.

, 2009

AGENCY: Securities and Exchange Commission (“SEC”)

ACTION: Notice of application for an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act.

SUMMARY OF APPLICATION: The order would permit CMG Capital Management Group, Inc. (the “Adviser”), subject to the approval of the Board of Trustees of Northern Lights Fund Trust (the “Board”), (a) to select unaffiliated investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the CMG Absolute Return Strategies Fund (the “Fund”), a series of Northern Lights Fund Trust, and (b) to materially amend an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement”) without obtaining shareholder approval of a new or amended Subadvisory Agreement.

APPLICANTS: Northern Lights Fund Trust (the “Trust”) and the Adviser, future series of the Trust and any other registered open-end management investment company and its series that in the future: (a) is advised by the Adviser or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser; (b) uses the management structure described in the Application; and (c) complies with the terms and conditions of the Application.

RELEVANT ACT SECTIONS: Notice of application for an order under the 1940 Act granting an exemption pursuant to Section 6(c) from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

FILING DATE: The application was filed on

, 2009.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC’s Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on __________ __, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reasons for the request, and the issues contested.  Persons may request notification of a hearing by writing to the SEC’s Secretary.

ADDRESS: Secretary, SEC, 100 F Street, NE, Washington, D.C. 20549.  Applicants: CMG Capital Management, Inc., 150 North Radnor-Chester Road, Radnor, Pennsylvania 19087, Northern Lights Fund Trust, 450 Wireless Boulevard, Hauppauge, New York 11788.

FOR FURTHER INFORMATION CONTACT: [to be provided by the SEC]

SUPPLEMENTARY INFORMATION: The following is a summary of the application.  The complete application may be obtained for a fee from the SEC’s Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549 (telephone (202) 942-8090), or the SEC’s commercial copier (telephone (800) 231-3282) (in Maryland (301) 258-4300).

APPLICANTS REPRESENTATIONS:

1.

The Trust, a Delaware statutory trust, is registered under the 1940 Act as an open-end management investment company.  The Trust currently offers shares in various investment portfolios, each of which has separate investment objective, policies and restrictions.

2.

The Adviser, a limited liability company organized under the laws of the State of Nebraska, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3.

The Adviser will serve as investment adviser to the Fund pursuant to an investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”) that is subject to approval by the Trust’s board of trustees (the “Board”), including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), and the Fund’s shareholder(s).  The Advisory Agreement permits the Adviser to enter into separate investment advisory agreements (“Subadvisory Agreements”) with investment management organizations as subadvisers (“Subadvisers”) to whom the Adviser may delegate responsibility for providing investment advice and making investment decisions for the Fund.  The Adviser intends to delegate some of the advisory function for the Fund to multiple Subadvisers, as discussed below.

4.

Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without shareholder approval.  The requested relief will not extend to any Subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the Act, of the Fund or the Adviser, other than by reason of serving as a Subadviser to the Fund (an “Affiliated Subadviser”).  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

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APPLICANTS’ LEGAL ANALYSIS:

1.

Section 15(a) of the 1940 Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.

2.

Rule 18f-2 under the 1940 Act generally requires approval of an advisory contract with a registered investment company organized as a series company to be given by a majority of the outstanding voting securities of such company for purposes of Section 15(a) of the 1940 Act.

3.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption would be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.

4.

Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trust, on behalf of the Fund and under the operation of its multi-manager arrangement, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.8

5.

Applicants believe relief from the foregoing shareholder approval requirement should be granted.  Applicants state that the shareholders of the Fund rely on the Adviser to select the portfolio manager best suited to achieve the Fund’s investment objectives.  Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of individual portfolio managers employed by other investment advisory firms.  Applicants contend that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary costs and delays on the Fund, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board.  Applicants also note that the Advisory Agreement will remain subject to Section 15(a) of the Act and Rule 18f-2 under the Act.

6.

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the relief will benefit shareholders by enabling the Fund to operate in a more efficient manner; and (2) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Fund.

8 Shareholder approval of a Subadvisory Agreement with a Subadviser that would be an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or of the Adviser (other than by reason of serving as a Subadviser of the Fund) (“Affiliated Subadviser”) will be obtained.

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APPLICANTS’ CONDITIONS:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.

Before the Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by the initial shareholder(s) in the event the order requested in this Application is granted prior to when the Fund has commenced its public offering; however, in the event the order requested in this Application is granted after the Fund commences its public offering, the Fund will obtain the approval of the Fund’s outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.

2.

The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application.  The Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, the Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement.  This information will include any change in such disclosure caused by the addition of the new Subadviser.  To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.

The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a Subadviser change is proposed for the Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8.

The Adviser will continue to provide general management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Fund’s various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board of Trustees which Subadvisers should be retained or released. The Adviser also may manage one or more sub-strategies directly. The Adviser and each Subadviser will provide investment advisory facilities and executive and supervisory personnel for managing the investments and effectuating portfolio transactions for their respective sub-strategies.

9.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

10.

No trustee or officer of the Trust or the Fund, or director, manager, or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

11.

The requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

For the SEC, by the Division of Investment Management, pursuant to delegated authority.

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